SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 2
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2008
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
KRYSTIAN CZERNIECKI
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008, as subsequently amended, as follows:
-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 4-7 hereof to the “Recent Developments—KfW” section; and

-	Exhibit (d) is hereby amended by replacing the “Recent Developments—The Federal Republic of Germany” section with the text on pages 8-11 hereof.
This report is intended to be incorporated by reference into KfW’s prospectus dated April 2, 2009 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
     On November 5, 2009, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.4867 U.S. dollar (EUR 0.6726 per U.S. dollar).
EXCHANGE RATE INFORMATION
     We file reports with the Securities and Exchange Commission giving financial and economic data expressed in euro.
     The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period end	Average (1)	High	Low
Quarter ended September 30, 2009	1.4630	1.4421	1.4795	1.3852

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2009 through October 2009, as reported by the Federal Reserve Bank of New York.

2009	High	Low
August	1.4416	1.4075
September	1.4795	1.4235
October	1.5029	1.4532
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
KfW’s Results for the Nine Months Ended September 30, 2009
     KfW is not required by law to prepare and publish interim financial information in conformity with International Financial Reporting Standards as adopted by the EU (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial information. The following information is based on this selected unaudited interim financial information prepared by KfW in accordance with IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Bankengruppe for the full year ending December 31, 2009.
     The group’s total assets increased by 0.5%, or EUR 1.8 billion, from EUR 394.8 billion as of December 31, 2008 to EUR 396.6 billion as of September 30, 2009.
     The group’s operating result before valuation amounted to EUR 1,757 million for the nine months ended September 30, 2009, compared with EUR 1,137 million for the same period of 2008. This increase was due to the positive development of net interest income from KfW’s lending business and reflects KfW’s favorable funding conditions. The group’s operating result before valuation is before risk provisions for lending business, net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss and net gains/losses from securities and investments. The group’s consolidated result for the nine months ended September 30, 2009 amounted to EUR 781 million, compared with a loss of EUR 1,768 million for the same period of 2008, and reflected the following significant factors:
•	A rise in risk provisioning of EUR 593 million, reflecting the increased impact of the global financial and economic crisis on KfW’s risk position;

•	Gains in an amount of EUR 167 million from valuations of securities and investments; and

•	Charges in an amount of EUR 381 million due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions. Economic hedging relationships are recognized through hedge accounting and by using the “fair value option”. However, as not all derivatives are subject to hedge accounting or the “fair value option”, some economic hedging derivatives are reflected in the income statement, although their risk-mitigating impact is not reflected in the income statement because the hedged risk associated with the underlying transactions is not recognized in profit or loss under IFRS.
Promotional Business Volume
     The following table sets forth a breakdown of commitments by business areas for the first nine months of 2009 as compared with the first nine months of 2008. As previously reported, KfW reorganized its business areas in early 2009. For comparative purposes, the commitments for the nine months ended September 30, 2008 have been adjusted to reflect the changed organizational structure.

Promotional Business Volume by Business Area

	Nine months ended September 30,
	2009	2008
	(EUR in millions)
KfW Mittelstandsbank (1)	13,900	14,403

KfW Privatkundenbank	11,343	12,504

KfW Kommunalbank	3,210	6,423

Export and project finance (KfW IPEX-Bank)	5,058	14,189

Promotion of developing and transition countries	2,086	2,514

of which KfW Entwicklungsbank	1,604	1,607
of which DEG — Deutsche Investitions- und Entwicklungsgesellschaft mbH	482	907

Financial markets	1,534	1,938
of which securitization commitments	1,534	1,578

Others	68	24

Total promotional business volume (2)	37,199	51,994

(1)	Commitment figures for the nine months ended September 30, 2009 include commitments under the KfW Sonderprogramm, which were first made in the beginning of 2009. These commitments include an amount of EUR 343 million that will not be disbursed due to cancellations and withdrawals which occurred after the contractual loan commitments but on or before September 30, 2009.

(2)	Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global loans and global funding facilities) in the relevant year, including amounts to be disbursed in future years, and do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. In the case of global loans and global funding facilities, commitments represent the actual volume of funds disbursed in the relevant year.
     KfW’s total promotional business volume declined from EUR 52.0 billion during the nine months ended September 30, 2008 to EUR 37.2 billion during the nine months ended September 30, 2009. This significant decrease was due to the worldwide economic downturn.
     Commitments of KfW Mittelstandsbank declined from EUR 14.4 billion during the nine months ended September 30, 2008 to EUR 13.9 billion during the nine months ended September 30, 2009. Commitments made by KfW under the KfW Sonderprogramm amounted to EUR 2.9 billion during the first nine months of 2009.
     Commitments of KfW Privatkundenbank decreased from EUR 12.5 billion during the first nine months of 2008 to EUR 11.3 billion during the same period of 2009.
     KfW Kommunalbank’s commitments declined from EUR 6.4 billion during the nine months ended September 30, 2008 to EUR 3.2 billion during the nine months ended September 30, 2009. This decrease principally resulted from a decline of EUR 2.2 billion in global funding facilities to Landesförderinstitute.
     Commitments in KfW’s export and project finance business made by KfW IPEX-Bank during the nine months ended September 30, 2009 amounted to EUR 5.1 billion compared with EUR 14.2 billion during the same period of 2008. This significant decrease was due, in particular, to major projects being postponed, which resulted in reduced demand for project financings.
     Commitments made by KfW Entwicklungsbank amounted to EUR 1.6 billion during the nine months ended September 30, 2009 compared to the same amount ended September 30, 2008. Commitments of DEG decreased, amounting to EUR 482 million in the first nine months of 2009 compared to EUR 907 million in the same period of 2008.
     Commitments under KfW’s financial markets business declined to EUR 1.5 billion in the nine months ended September 30, 2009 from EUR 1.9 billion in the same period of 2008.
Sources of Funds
     The volume of funding raised in the capital markets for the first nine months of 2009 was EUR 63.5 billion, of which 44% was raised in euro, 35% in U.S. dollars and the remainder in 15 other currencies.

Capitalization of KfW Bankengruppe as of September 30, 2009

(EUR in millions)
Borrowings
Short-term funds	29,766
Bonds and other fixed-income securities	285,515
Other borrowings	29,506
Subordinated liabilities (1)	3,247

Total borrowings	348,034

Equity
Paid-in subscribed capital (2)	3,300
Capital reserve (3)	6,254
Reserve from the ERP Special Fund	880
Retained earnings	6,029
Fund for general banking risks	125
Revaluation reserve	-334
Balance sheet loss	-3,436

Total equity	12,818

Total capitalization	360,852

(1)	Includes assets transferred from the ERP Special Fund in form of a subordinated loan of EUR 3,247 million.

(2)	KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of September 30, 2009, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

(3)	Includes equity capital in form of a promotional reserve (Förderrücklage) from the ERP Special Fund of EUR 4,650 million.
     The capitalization of KfW Bankengruppe as of September 30, 2009 is not necessarily indicative of its capitalization to be recorded as of December 31, 2009.
     The increase of EUR 998 million in total equity, which totaled EUR 12,818 million as of September 30, 2009 compared to EUR 11,820 million as of December 31, 2008, reflected (1) an increase of EUR 217 million in revaluation reserves due to valuation profits recognized directly in equity relating to available-for-sale financial assets, and (2) KfW Bankengruppe’s consolidated result of EUR 781 million for the nine months ended September 30, 2009.
     KfW is not subject to the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business. However, KfW calculates capital ratios prescribed by these rules on a voluntary basis for internal purposes. KfW applies all material rules in calculating these ratios, with slight modifications for KfW’s promotional core business. According to the calculations based on the results for the nine months ended September 30, 2009, KfW’s total capital ratio according to section 2(6) of the German Solvency Regulation amounted to 11.7% and its Tier 1 ratio amounted to 9.2% as of September 30, 2009.

Other Recent Developments
Board of Supervisory Directors
     Following the September 27, 2009 German general elections, the new Federal Cabinet was sworn in on October 28, 2009. These new appointments resulted in changes on KfW’s Board of Supervisory Directors — most notably as to its chairmanship. Dr. Wolfgang Schäuble, the new Federal Minister of Finance, became Chairman of the Board of Supervisory Directors. As the Chairman of the Board of Supervisory Directors, Dr. Schäuble simultaneously acts as Chairman of the Executive Committee, which may take decisions on the Board of Supervisory Directors’ behalf in urgent matters. In addition, the new Federal Minister of Economics, Rainer Brüderle, succeeded Dr. Karl-Theodor zu Guttenberg as Deputy Chairman of the Board of Supervisory Directors.

THE FEDERAL REPUBLIC OF GERMANY
The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product (GDP)
Gross Domestic Product
(adjusted for price, seasonal and calendar effects)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
2nd quarter 2008	-0.6	2.0
3rd quarter 2008	-0.3	0.8
4th quarter 2008	-2.4	-1.8
1st quarter 2009	-3.5	-6.7
2nd quarter 2009	0.3	-5.9
     The German economy expanded slightly in the second quarter of 2009 compared to the preceding quarter for the first time since the first quarter of 2008. Increases in household and government final consumption expenditure as well as capital formation in construction had a positive impact compared with the first quarter of 2009. Because price-adjusted imports declined more sharply than exports, the balance of exports and imports also supported GDP growth. Inventories shrank, however, and thus negatively affected growth.
     Compared with the second quarter of 2008 GDP in the second quarter of 2009 declined strongly.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 2nd quarter of 2009, press releases of August 25, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/08/PE09__310__811,templateId=renderPrint.psml).
Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on	Percentage change on the same
Reference period	previous quarter	quarter in previous year
September 2008	-0.1	2.9
October 2008	-0.2	2.4
November 2008	-0.5	1.4
December 2008	0.3	1.1
January 2009	-0.5	0.9
February 2009	0.6	1.0
March 2009	-0.1	0.5
April 2009	0.0	0.7
May 2009	-0.1	0.0
June 2009	0.4	0.1
July 2009	0.0	-0.5
August 2009	0.2	0.0
September 2009	-0.4	-0.3
     The consumer price index for Germany declined by 0.3% in September 2009 compared to September 2008. After the decline by 0.5% in July 2009 compared to July 2008, the decline in September 2009 was the second negative inflation rate observed this year.
     The negative inflation rate was mainly due to price fluctuations for energy and food. Prices of these goods continued to be significantly below the previous year’s price levels due to further price decreases in both sectors compared to August 2009. The prices of energy (mineral oil products and other household energy) decreased by a total of 9.0% in September 2009 compared to September 2008, with marked year-on-year price decreases being recorded especially for mineral oil products (-18.6%) and gas (-9.4%). Food prices decreased by 3.0% in September 2009 compared to September 2008, with the most significant year-on-year price decreases being recorded for oils and fats (-11.3%) and for dairy products (-10.6%). Excluding the trends with respect to the prices of energy and food, the inflation rate would have been 1.3% in September 2009 compared to September 2008.
     The decrease of 0.4% in the price index from August 2009 to September 2009 was mainly due to lower prices of mineral oil products.
Source: Statistisches Bundesamt, Consumer prices in September 2009: -0.3% on previous year 2008, press release of October 9, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/10/PE09__383__611,templateId=renderPrint.psml).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization (ILO) definition) (1)

Reference period	Original percentages	Seasonally adjusted percentages (2)
September 2008	6.5	7.1
October 2008	6.3	7.1
November 2008	6.6	7.1
December 2008	7.2	7.1
January 2009	7.4	7.2
February 2009	8.0	7.3
March 2009	7.7	7.4
April 2009	7.6	7.6
May 2009	7.4	7.6
June 2009	7.4	7.7
July 2009	7.6	7.6
August 2009	7.6	7.6
September 2009	7.2	7.6

(1)	Starting with the press release of the Federal Statistical Office dated October 30, 2007, the Federal Statistical Office’s telephone survey “Labour market in Germany”, which had been in use since January 2005 and was discontinued in April 2007, was replaced by the EU-wide harmonized labour force survey as the source of information for, among other things, the monthly ILO unemployment data. While the overall unemployment level according to the new method is higher, the methodological change has not resulted in significant differences in terms of trends.

(2)	As the time series available following the methodological change described in footnote (1) is not long enough to permit for seasonal adjustments, the seasonally adjusted results will for some time be estimated using data of the Federal Employment Agency (Bundesagentur für Arbeit) on the seasonally adjusted monthly number of registered unemployed. A time series of sufficient length for direct seasonal adjustment is expected to be available in 2011 at the earliest, because stable monthly data are available only from January 2007 and the time series should span at least four years.
     The number of employed persons decreased by approximately 202,000, or 0.5%, in September 2009 compared to September 2008. Compared to August 2009 the number of employed persons in September 2009 dropped by approximately 33,000, or 0.1%, after elimination of seasonal variations.
     The seasonally adjusted number of unemployed persons in September 2009 increased by approximately 200,000, or 6.6%, compared to September 2008. Compared to August 2009, the seasonally adjusted number of unemployed persons in September 2009 increased by more than 10,000, or 0.6%.
Sources: Statistisches Bundesamt, The labour market in September 2009: Number of persons in employment declining by 200,000 (-0.5%) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Aktuell,templateId=renderPrint.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment rates (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content100/arb430a,templateId=renderPrint.psml); Statistisches Bundesamt, Notes on the ILO labour market statistics from reference month September 2007 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/Arbeitsmarkt/ILOArbeitsmarktstatistik/Hinweise__ILO.psml); Statistisches Bundesamt, ILO labour market statistics, Unemployment, Unemployment rate, Seasonally and calendar adjusted figures (estimation) (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/Content/Statistics/TimeSeries/EconomicIndicators/LabourMarket/Content75/arb422a,templateId=renderPrint.psml).

Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to August 2009	January to August 2008
Foreign trade	80.0	129.5
Services	-15.0	-10.8
Factor income (net)	24.5	24.7
Current transfers	-22.3	-23.5
Supplementary trade items	-8.0	-8.0

Current account	59.2	111.9

Source: Statistisches Bundesamt, German exports in August 2009: -20.0% on August 2008, press release of October 9, 2009 (http://www.destatis.de/jetspeed/portal/cms/Sites/destatis/Internet/EN/press/pr/2009/10/PE09__384__51,templateId=renderPrint.psml).
Excessive Deficit Procedure
     In July 2009, Germany notified the European Commission that the general government deficit was expected to reach 3.9% of GDP in 2009, which is well above the reference value of 3% of GDP, while general government gross debt was estimated to amount to 73.9% of GDP in 2009, which continues to exceed the 60% of GDP reference value and on a rising trend.
     In light of these developments, the European Commission decided to initiate an excessive deficit procedure against Germany by adopting a report on Germany’s budget and economic situation on October 7, 2009. This report, which is the first step in the excessive deficit procedure, analyzes the reasons for the breach of the reference values with due regard to the economic background and all other relevant factors. The report states that the expected deficit is exceptional since it mainly results from the global financial crisis and the worldwide economic downturn. Nonetheless, the report states that the expected deficit clearly exceeds the Maastricht Treaty reference value and is not expected to be temporary. In addition, Germany’s general government gross debt to GDP ratio, which has been well above the 60% of GDP reference value since 2002, cannot be considered as “sufficiently diminishing and approaching the reference value at a satisfactory pace” in the sense of the Maastricht Treaty and the Stability and Growth Pact. However, considering other relevant factors which have to be taken into account in the decision on the existence of an excessive deficit according to the Stability and Growth Pact, the report states that such relevant factors present on balance a relatively favorable picture of Germany’s public finances.
     The report of the European Commission is addressed to the Economic and Financial Committee, which will formulate an opinion. The European Commission, taking this opinion into account, then decides whether to recommend that the Ecofin Council rule on the existence of an excessive deficit and set a deadline for its correction.
     Mainly due to the global financial crisis and the worldwide economic downturn, in addition to Germany, 19 other countries of the European Union are currently subject to an excessive deficit procedure.
     According to the October 2009 notification by Germany to the European Commission, the general government deficit of Germany is currently expected to reach 3.7% of GDP in 2009. The European Commission itself predicts the German general government deficit to equal 3.4% of GDP in 2009, according to its recent Autumn Forecast published on November 3, 2009.
Sources: European Commission, Commission adopts reports under excessive deficit procedure for Austria, Belgium, the Czech Republic, Germany, Italy, the Netherlands, Portugal, Slovakia and Slovenia, press release of October 7, 2009
(http://europa.eu/rapid/pressReleasesAction.do?reference=IP/09/1428&format=HTML&aged=0&language=EN&guiLanguage=en); European Commission, Report from the Commission, Germany, Report prepared in accordance with Article 104(3) of the Treaty, release of October 7, 2009 (http://ec.europa.eu/economy_finance/publications/publication15935_en.pdf); Reporting of Government Deficits and Debt Levels, Germany, September 30, 2009 (http://epp.eurostat.ec.europa.eu/portal/page/portal/government_finance_statistics/documents/DE_2009-10.pdf); European Commission, Directorate-General for Economic and Financial Affairs, Commission Staff Working Document, European Economic Forecast, Autumn 2009 (http://ec.europa.eu/economy_finance/publications/publication16055_en.pdf).

Other Recent Developments
     On September 27, 2009, general elections for the Bundestag (one of the two Houses of Parliament) were held, with the following results:

	% of Votes	Seats
CDU/CSU	33.8	239
SPD	23.0	146
FDP	14.6	93
Die Linke	11.9	76
Bündnis 90/Die Grünen	10.7	68
Others	6.0	—

Total	100.0	622

Source: The Federal Returning Officer, Official final result of the 2009 Bundestag election, press release of October 14, 2009
(http://www.bundeswahlleiter.de/en/bundestagswahlen/BTW_BUND_09/presse/75_EndgueltigesErgebnis.html).
     Angela Merkel, who held the office since the last general elections for the Bundestag in 2005, was reelected as Chancellor of the Federal Republic. As from October 28, 2009, the new Federal Government is formed by a coalition of the Christian Democrats (CDU/CSU) and the Free Democratic Party (FDP).
Sources: Die Bundesregierung, Chancellor Angela Merkel sworn in, October 28, 2009 (http://www.bundesregierung.de/nn_6538/Content/EN/Artikel/2009/10/2009-10-28-vereidigung-bundeskanzlerin__en.html); Bundesministerium des Innern, Wachstum. Bildung. Zusammenhalt. – 17. Legislaturperiode hat begonnen (http://www.bmi.bund.de/SharedDocs/Kurzmeldungen/DE/2009/10/koalitionsvertrag.html); Wachstum. Bildung. Zusammenhalt. Koalitionsvertrag zwischen CDU, CSU und FDP, 17. Legislaturperiode (http://www.bmi.bund.de/cae/servlet/contentblob/773606/publicationFile/43158/koalitionsvertrag.pdf).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jürgen Köstner
	Name:	Jürgen Köstner
Title: Vice President

Date: November 6, 2009